

ESSEX
PROPERTY TRUST. INC.

<u>**FOR IMMEDIATE RELEASE**</u>

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX ENTERS INTO AGREEMENT TO SELL
THE ESSEX APARTMENT VALUE FUND

United Dominion Realty, L.P. To Buy Fund I Portfolio

Palo Alto, California – September 7, 2004 – Essex Property Trust, Inc., (NYSE:ESS) a real estate investment trust (REIT) with apartment communities located in targeted West Coast markets, announced today that the Essex Apartment Value Fund ("Fund I") has entered into a purchase and sale agreement with United Dominion Realty, L.P., an operating partnership of United Dominion Realty Trust, Inc. (NYSE:UDR), for a contract price of $756 million to buy Fund I's operating multifamily communities.

The Fund I portfolio currently encompasses 16 multifamily communities that are comprised of 4,646 apartment units, which includes the Company's 49.9 percent direct ownership interest in Coronado at Newport North and South. In connection with the transaction, United Dominion Realty Trust, Inc. has remitted a $10 million earnest money deposit directly to Fund I, which is refundable only in limited circumstances.

The initial closing is expected to occur by the end of this year, and is subject to various conditions, including the completion of due diligence. Therefore, there can be no assurance that the transaction's initial close will occur by year-end. Two assets will not be part of the initial closing and will be included in subsequent closings anticipated in 2005. The two assets are River Terrace, a newly developed 250-unit apartment community located in Santa Clara, California that is currently in lease-up with stabilization projected to occur during the third quarter of 2005; and Coronado at Newport-South, a 715-unit apartment community located in Newport Beach, California that is currently being redeveloped, with an anticipated completion during the second quarter of 2005.

This transaction excludes the Kelvin Avenue land site located in Irvine, California, where a 132-unit apartment community is slated for construction. Assuming that the Fund I sale occurs as expected, the Kelvin Avenue land site would be the only remaining Fund I asset.

The table below lists the Fund I assets that are expected to be included in the sale:

Region	Property Name	Location	Units
Southern California	Villas at Carlsbad	Carlsbad, CA	102
	Villa Venetia	Costa Mesa, CA	468
	Huntington Villas	Huntington Beach, CA	400
	Rosebeach	La Mirada, CA	174
	The Arboretum at Lake Forest	Lake Forest, CA	225
	Coronado at Newport – North	Newport Beach, CA	732
	Coronado at Newport – South	Newport Beach, CA	715
	Foxborough (Woodland)	Orange, CA	90
	Ocean Villas	Oxnard, CA	119
	The Crest	Pomona, CA	501
	The Villas at San Dimas	San Dimas, CA	156
	The Villas at Bonita	San Dimas, CA	102
	Vista del Rey (El Encanto)	Tustin, CA	116
Northern California	River Terrace	Santa Clara, CA	250
Pacific Northwest	Andover Park	Beaverton, OR	240
	Hunt Club	Lake Oswego, OR	256
		Total	4,646

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 125 multifamily properties (26,797 units), and has 826 units in various stages of development.

This press release has been filed electronically on Form 8-K with the Securities and Exchange Commission and can be accessed on the Company's Web site at www.essexpropertytrust.com. If you are unable to obtain the information via the Web, please contact the Company's Investor Relations at (650) 494-3700.

Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release includes "forward-looking statements" within the meaning of Section 27A of
the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934,
as amended. Such forward-looking statements include statements regarding the anticipated initial
and subsequent closing dates of the sale of the Fund I properties and the properties to be included
or excluded in the sale. The Company's actual results may differ materially from those projected
in such forward-looking statements. Factors that might cause such a difference include, but are
not limited to, unanticipated delays in the initial and/or subsequent closings, a failure to close the
sale of the Fund I properties due to unanticipated problems with the transaction, and other risks
detailed in the Company's filings with the Securities and Exchange Commission (SEC). All
forward-looking statements are made as of today, and the Company assumes no obligation to
update this information. For more details relating to risk and uncertainties that could cause actual
results to differ materially from those anticipated in our forward-looking statements, and risks to
our business in general, please refer to our SEC filings, including our most recent Report on Form
10-Q for the period ending, June 30, 2004 and Form 10-K for the year ended December 31, 2003.

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